CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

PRESENTED IN COMPARATIVE FORM

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2024 CONSOLIDATED

FINANCIAL STATEMENTS

Legal Information		2
Consolidated Statement of Comprehensive Income		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Changes in Equity		6
Consolidated Statement of Cash Flows		7

Notes to the Consolidated Financial Statements:
1 |	General information	9
2 |	Regulatory framework	12
3 |	Basis of preparation	18
4 |	Accounting policies	21
5 |	Financial risk management	33
6 |	Critical accounting estimates and judgments	40
7 |	Economic group and joint arrangements	44
8 |	Contingencies and lawsuits	44
9 |	Revenue from sales and energy purchases	50
10 |	Expenses by nature	51
11 |	Other operating income (expense)	53
12 |	Net finance costs	54
13 |	Basic and diluted earnings per share	54
14 |	Property, plant and equipment	55
15 |	Right-of-use assets	57
16 |	Inventories	57
17 |	Financial instruments	58
18 |	Other receivables	60
19 |	Trade receivables	61
20 |	Financial assets at amortized cost	62
21 |	Financial assets at fair value through profit or loss	62
22 |	Cash and cash equivalents	62
23 |	Share capital and additional paid-in capital	63
24 |	Allocation of profits	63
25 |	The Company’s share-based compensation plan	63
26 |	Trade payables	64
27 |	Other payables	64
28 |	Deferred revenue	66
29 |	Borrowings	66
30 |	Salaries and social security taxes payable	71
31 |	Benefit plans	72
32 |	Income tax and deferred tax	73
33 |	Tax liabilities	75
34 |	Provisions	75
35 |	Related-party transactions	75
36 |	Keeping of documentation	77
37 |	Shareholders’ Meetings	77
38 |	Events after the reporting year	78

Report of Independent Registered Public Accounting Firm

2024 CONSOLIDATED

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
EDELCOS	Empresa de Energía del Cono Sur S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RASE	Registry of Access to Energy Subsidies
RIPTE	Average Taxable Remuneration of Stable Workers
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SCEyM	Energy and Mining Coordination Secretariat
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SINTYS	National Social and Tax Identification System
VAD	Distribution Added Value

1

2024 CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024 (Note 37)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2024

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of December 31, 2024.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Revenue	9	2,043,127	1,526,735	1,395,852
Energy purchases	9	(1,166,395)	(999,413)	(971,291)
Distribution margin		876,732	527,322	424,561
Transmission and distribution expenses	10	(482,136)	(466,946)	(373,737)
Gross profit		394,596	60,376	50,824

Selling expenses	10	(203,689)	(180,230)	(160,529)
Administrative expenses	10	(172,719)	(164,813)	(134,272)
Other operating income	11	59,149	55,171	70,582
Other operating expense	11	(35,251)	(31,334)	(38,475)
Loss from interest in joint ventures	7	(13)	(21)	(37)
Operating result		42,073	(260,851)	(211,907)

Agreement on the Regularization of Obligations	2.c	-	430,587	122,991

Financial income	12	1,224	800	442
Financial costs	12	(340,412)	(695,612)	(595,224)
Other financial results	12	(120,021)	(68,130)	(9,695)
Net financial costs		(459,209)	(762,942)	(604,477)

Monetary gain (RECPAM)		610,414	989,926	675,514

Income (Loss) before taxes		193,278	396,720	(17,879)

Income tax	32	78,850	(205,333)	(26,135)
Income (Loss) for the year		272,128	191,387	(44,014)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	3,497	(3,152)	(4,436)
Tax effect of actuarial profit (loss) on benefit plans	32	(1,224)	1,103	1,553
Total other comprehensive results		2,273	(2,049)	(2,883)

Comprehensive income (loss) for the year attributable to:
Owners of the parent		274,401	189,338	(46,897)
Comprehensive income (loss) for the year		274,401	189,338	(46,897)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	13	311.00	218.73	(50.30)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

3

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2024, presented in comparative form

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	01.01.23 Restated (1)
ASSETS
Non-current assets
Property, plant and equipment	14	3,002,617	2,772,111	2,685,032
Interest in joint ventures	7	121	124	144
Right-of-use asset	15	10,451	7,708	4,795
Other receivables	18	124	6	20
Total non-current assets		3,013,313	2,779,949	2,689,991

Current assets
Inventories	16	149,772	86,704	43,657
Other receivables	18	56,657	74,140	126,808
Trade receivables	19	362,367	145,024	189,818
Financial assets at amortized cost	20	10,199	-	-
Financial assets at fair value through profit or loss	21	363,351	179,933	194,635
Cash and cash equivalents	22	23,918	19,877	11,054
Total current assets		966,264	505,678	565,972
TOTAL ASSETS		3,979,577	3,285,627	3,255,963

4

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2024, presented in comparative form (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	01.01.23 Restated (1)
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875	875
Adjustment to share capital	23	742,454	742,413	742,339
Treasury stock	23	31	31	31
Adjustment to treasury stock	23	15,866	15,907	15,981
Additional paid-in capital	23	10,329	10,269	10,178
Cost treasury stock		(60,856)	(60,856)	(60,856)
Legal reserve		51,438	51,438	51,438
Voluntary reserve		498,128	498,128	498,128
Other comprehensive loss		(5,288)	(7,561)	(5,512)
Accumulated losses		254,088	(18,040)	(209,427)
TOTAL EQUITY		1,507,065	1,232,604	1,043,175

LIABILITIES
Non-current liabilities
Trade payables	26	2,819	3,479	6,241
Other payables	27	187,669	346,079	118,590
Borrowings	29	354,945	96,566	98,577
Deferred revenue	28	108,131	29,342	24,936
Salaries and social security payable	30	6,226	5,333	5,231
Benefit plans	31	13,648	10,719	12,619
Deferred tax liability	32	687,790	765,391	561,142
Provisions	34	21,502	21,474	37,658
Total non-current liabilities		1,382,730	1,278,383	864,994

Current liabilities
Trade payables	26	758,773	524,700	1,219,334
Other payables	27	112,646	63,894	42,882
Borrowings	29	112,530	110,326	1,248
Deferred revenue	28	104	109	298
Salaries and social security payable	30	61,910	58,004	63,334
Benefit plans	31	1,441	1,258	1,587
Tax liabilities	33	34,285	10,101	8,933
Provisions	34	8,093	6,248	10,178
Total current liabilities		1,089,782	774,640	1,347,794
TOTAL LIABILITIES		2,472,512	2,053,023	2,212,788

TOTAL LIABILITIES AND EQUITY		3,979,577	3,285,627	3,255,963

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

5

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Changes in Equity

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2021	875	742,265	31	16,055	10,117	(60,856)	51,438	498,128	-	(2,629)	(281,949)	973,475
Adjustment to results of previous years - IAS 8 (Note 1)	-	-	-	-	-	-	-	-	-	-	116,536	116,536
Balance at December 31, 2021 restated	875	742,265	31	16,055	10,117	(60,856)	51,438	498,128	-	(2,629)	(165,413)	1,090,011
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	61	-	-	61
Payment of Other Reserve Constitution - Share-based compensation plan	-	74	-	(74)	61	-	-	-	(61)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(2,883)	-	(2,883)
Loss for the year restated	-	-	-	-	-	-	-	-	-	-	(44,014)	(44,014)
Balance at December 31, 2022 restated	875	742,339	31	15,981	10,178	(60,856)	51,438	498,128	-	(5,512)	(209,427)	1,043,175
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	91	-	-	91
Payment of Other Reserve Constitution - Share-based compensation plan	-	74	-	(74)	91	-	-	-	(91)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(2,049)	-	(2,049)
Income for the year restated	-	-	-	-	-	-	-	-	-	-	191,387	191,387
Balance at December 31, 2023 restated	875	742,413	31	15,907	10,269	(60,856)	51,438	498,128	-	(7,561)	(18,040)	1,232,604
Other Reserve Constitution - Share-based compensation plan (Note 25)	-	-	-	-	-	-	-	-	60	-	-	60
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	-	41	-	(41)	60	-	-	-	(60)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	2,273	-	2,273
Income for the year	-	-	-	-	-	-	-	-	-	-	272,128	272,128
Balance at December 31, 2024	875	742,454	31	15,866	10,329	(60,856)	51,438	498,128	-	(5,288)	254,088	1,507,065

The accompanying notes are an integral part of the Consolidated Financial Statements.

6

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Cash flows from operating activities
Income (Loss) for the year		272,128	191,387	(44,014)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	154,559	180,208	123,377
Depreciation of right-of-use assets	15	10,620	6,161	7,003
Loss on disposals of property, plant and equipment	14	4,150	1,937	2,361
Net accrued interest	12	332,772	693,591	593,796
Income from customer surcharges	11	(22,977)	(30,492)	(20,555)
Exchange difference	12	14,039	105,238	(10,026)
Income tax	32	(78,850)	205,333	26,135
Allowance for the impairment of trade and other receivables, net of recovery	10	9,474	14,506	14,910
Adjustment to present value of receivables	12	5,848	3,071	2,295
Provision for contingencies, net of recovery	34	23,739	21,164	29,875
Changes in fair value of financial assets and financial liabilities	12	54,697	(73,557)	(19,160)
Accrual of benefit plans	10	13,650	5,286	8,151
Result from the cancelattion of Corporate Notes	10	-	-	2,465
Loss on debt restructuring	12	3,447	-	3,044
Income from non-reimbursable customer contributions	11	(760)	(343)	(418)
Investment plan - Agreement on the Regularization of Obligations	2.d	(23,201)	-	-
Other financial costs	12	41,990	33,378	31,077
Result from interest in joint ventures	7	13	21	37
Agreement on the Regularization of Obligations	2.c	-	(430,587)	(122,991)
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	-	(17,970)
Monetary gain (RECPAM)		(610,414)	(989,926)	(675,514)

Changes in operating assets and liabilities:
Increase in trade receivables		(282,218)	(64,889)	(46,989)
Increase in other receivables		(16,280)	(8,358)	(81,167)
Increase in inventories		(46,414)	(24,026)	(15,727)
Increase in deferred revenue		76,987	2,047	13,915
Increase in trade payables		314,968	240,352	419,382
Increase in salaries and social security payable		39,135	41,321	35,243
Decrease in benefit plans		(563)	(1,023)	(1,810)
Increase (Decrease) in tax liabilities		25,665	7,149	(3,166)
(Decrease) Increase in other payables		(66,231)	28,581	(9,026)
Decrease in provisions	34	(4,056)	(1,888)	(3,641)
Payment of income tax payable		-	-	(651)
Net cash flows generated by operating activities		245,917	155,642	240,241

7

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2024, 2023 and 2022 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Cash flows from investing activities
Payment of property, plants and equipments		(359,966)	(260,838)	(215,144)
Purchase (Sale) net of Mutual funds and negotiable instruments		(207,162)	88,670	(37,146)
Derivative financial instruments payments		-	-	(1,065)
Payment for establishment of subsidiary		(117)	-	-
Net cash flows used in investing activities		(567,245)	(172,168)	(253,355)

Cash flows from financing activities
Proceeds from borrowings	29	349,312	37,943	29,973
Payment of borrowings	29	(22,464)	(2,247)	(41,218)
Payment of lease liability		(12,132)	(14,070)	(7,942)
Payment of interests from borrowings	29	(30,703)	(4,044)	(6,076)
Payment of Corporate Notes issuance expenses	29	(18,837)	(1,603)	(3,830)
Net cash flows generated by (used in) financing activities		265,176	15,979	(32,294)

Disminución del efectivo y equivalentes de efectivo		(56,152)	(547)	(45,408)

Cash and cash equivalents at the beginning of the year	22	19,877	11,054	41,902
Exchange differences in cash and cash equivalents		5,150	9,821	14,736
Result from exposure to inflation		(426)	(451)	(176)
Decrease in cash and cash equivalents		(56,152)	(547)	(45,408)
Cash and cash equivalents at the end of the year	22	(31,551)	19,877	11,054

Supplemental cash flows information
Non-cash activities

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(29,249)	(8,381)	(14,751)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(13,363)	(9,072)	(6,184)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

8

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within its concession area. Furthermore, it may provide and sale telecommunication services, as well as assign the use of its facilities for that purpose, subscribe or acquire shares of other distribution companies and invest in companies related to the generation, distribution and sale of energy, whether conventional or renewable, as well as in digitization, artificial intelligence and critical minerals-related projects. In addition, the Company may provide advisory, training, maintenance, consulting, and management services, act as trust agent and serve as trustee in credit transactions related to the generation, distribution and sale of electricity. These transactions may be conducted directly by edenor or through subsidiaries or related companies, both domestically and internationally. For this purpose, the company "Edenor Tech SAU" has been established (Note 7).

History and development of the Company

edenor was organized on July 21, 1992, by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992, by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor.

The Company’s economic and financial situation

The Company shows an improvement in its economic performance, mainly as a consequence of the recent electricity rate increases. In this regard, the likelihood of periodic rate adjustments and reduction of subsidies in the short term, as well as the ongoing 2025-2029 Tariff Review, will allow for the gradual regularization of the Company’s electricity rate situation and, thereby, of its economic and financial equation, thus ensuring the economic self-sufficiency of the electricity system and giving rise to a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.b), which resulted in an increase of the Company’s gross profit for the current period. Additionally, monthly adjustments of the CPD were provided for from August 2024 until February 2025, 4 % on average. It is worth mentioning that the automatic and monthly adjustments of the CPD that were to take place between May and July 2024 were postponed pursuant to the communications received from the National Economy Ministry and the Energy Secretariat. These pending adjustments are expected to be incorporated into the ongoing Tariff Review process.

9

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Furthermore, the economic, financial, fiscal, pension, tariff, health, social and administrative emergency provided for by Executive Order No. 70/2023 issued by the Executive Branch will continue until December 31, 2025. In this regard, on July 8, 2024, the Official Gazette published Law No. 27,742 -entitled Law of bases and starting points for the freedom of the Argentine people (the “Bases Law”)-, which includes a number of major reforms aimed at overhauling the country’s economic and administrative structures. The main reforms included in this Law are the following:

•  Economic deregulation: The Bases Law introduces broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic obstacles for companies. In this regard, it includes without limitation, the amendment to and derogation of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will, and (vii) promotion of and incentives to large investments.

• Privatization of state-owned companies: The Bases Law provides for the privatization of several state-owned companies, including, among other, Intercargo S.A.U., Agua y Saneamientos Argentinos S.A., Belgrano Cargas y Logística S.A., Operadora Ferroviaria Sociedad del Estado (Trenes Argentinos), Corredores Viales S.A. and Energía Argentina Sociedad Anónima (ENARSA). This measure aims at reducing government spending and increasing efficiency through private management.

• Labor market reforms: The Bases Law introduces changes to labor laws in order to make the labor market more flexible. This includes measures to reduce the cost of hiring and laying off employees, as well as measures to promote employment through more flexible working conditions. The labor-related chapter of the Bases Law provides for the elimination of fines for unregistered employment, a six-month trial period and the setting-up of a severance fund.

• Investment incentives: An Incentive Regime for Large Investments (“RIGI”) is created, which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” for an amount equal to or exceeding USD 200 million. On August 23, 2024, the Argentine government published Executive Order No. 749/2024 in the Official Gazette, approving the implementation of the RIGI within the framework of the Bases Law.

• Public sector reforms: The Bases Law includes measures to streamline the public sector, reduce its employment costs and improve the efficiency of government services.

• Decentralization: The Bases Law promotes decentralization by increasing the fiscal and administrative autonomy of provincial governments. This measure aims at promoting regional development and reducing the concentration of power in the central government.

These measures aim at creating a dynamic, efficient and competitive economy in Argentina, although they have faced significant opposition from opposition parties and leaders concerned about potentially negative impacts on social welfare and public services.

Furthermore, the context of volatility and uncertainty continues at the date of issuance of these Consolidated financial statements. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Therefore, the Company’s Consolidated financial statements must be read in the light of these circumstances.

10

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the RT process currently underway will allow the Company to operate under a regulatory framework with clear and precise rules and with reasonable electricity rates, which will make it possible to meet the costs associated with both the provision of the service and the need for investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability and within a framework of energy supplied in accordance with the MEM’s possibilities. Therefore, these Consolidated financial statements have been prepared using the ongoing concern basis of accounting.

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

Within the framework of the improvement in the Company’s economic performance, mainly as a consequence of the recent electricity rate increases and the regularization of both the sector and the Company’s economic and financial equation that is expected to happen in the near future, the Company’s management began to carry out different reviews of its processes. In this context, in connection with the preparation of its financial statements as of and for the year ended December 31, 2024, an error was identified in the determination of the deferred tax liability relating to the Property, plant and equipment that generated an overstatement of the deferred tax liability.

In accordance with current regulations, additions to Property, plant and equipment subsequent to January 1, 2018 may be adjusted for inflation for purposes of calculating depreciation deductions for income tax purposes. However, for the deferred tax calculation, the tax base was considered at historical values, causing a distortion that overstated the deferred tax liability.

Consequently, the original tax values for the 2018-2024 periods were adjusted, thus affecting the methodological comparison that is carried out against the accounting balances in the determination of the deferred tax.

As a result of that which has been previously mentioned, the Company retroactively restated the impacted balances in its previously-issued financial statements, correcting the error detected, with the impacts on the financial statements as of December 31, 2023 and 2022 being as follow:

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Statement of Financial Position (abstract)

	12.31.23 As previously reported	RECPAM (Inflationary effect)	12.31.23	Error correction	12.31.23 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	478,696	563,727	1,042,423	(277,032)	765,391
Total non-current liabilities	714,268	841,147	1,555,415	(277,032)	1,278,383
TOTAL LIABILITIES	1,069,994	1,260,061	2,330,055	(277,032)	2,053,023

EQUITY
Accumulated losses	(135,502)	(159,570)	(295,072)	277,032	(18,040)
TOTAL EQUITY	438,811	516,761	955,572	277,032	1,232,604

	12.31.22 As previously reported	RECPAM (Inflationary effect)	12.31.22	Error correction	12.31.22 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	110,908	641,213	752,121	(190,979)	561,142
Total non-current liabilities	155,714	900,259	1,055,973	(190,979)	864,994
TOTAL LIABILITIES	354,465	2,049,302	2,403,767	(190,979)	2,212,788

EQUITY
Accumulated losses	(59,045)	(341,361)	(400,406)	190,979	(209,427)
TOTAL EQUITY	125,666	726,530	852,196	190,979	1,043,175

Equity items of the error correction column are also included in the Statement of Changes in Equity at each year-end.

Statement of Comprehensive Income (abstract)

	12.31.23 As previously reported	RECPAM (Inflationary effect)	12.31.23	Error correction	12.31.23 Restated

Income before taxes	182,180	214,540	396,720	-	396,720

Income tax	(133,809)	(157,576)	(291,385)	86,052	(205,333)
Income of the year	48,371	56,964	105,335	86,052	191,387

Basic and diluted income per share:
Income per share (argentine pesos per share)	55.28	65.10	120.38	98.35	218.73

	12.31.22 As previously reported	RECPAM (Inflationary effect)	12.31.22	Error correction	12.31.22 Restated

Loss before taxes	(2,634)	(15,245)	(17,879)	-	(17,879)

Income tax	(14,834)	(85,744)	(100,578)	74,443	(26,135)
Loss of the year	(17,468)	(100,989)	(118,457)	74,443	(44,014)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	(19.96)	(115.42)	(135.38)	85.08	(50.30)

Profit and loss items of the error correction column are also included in cash flows from operating activities of the Statement of Cash Flows at each year-end.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

As provided for in ENRE Resolution No. 102/2024, provisional electricity rates adjustments were approved on account of the next Electricity Rate Review (RT). This provisional adjustment is equivalent to a 319.2% increase of the CPD. Additionally, periodic adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%), November (6%) and December (5%), 2024, and in January (4%) and February (4%), 2025.

In the framework of the 2025-2029 RT process, the ENRE set forth the criteria to be followed and the schedules of tasks and work plan to be carried out by the ENRE and edenor. On January 7, 2025, by means of ENRE Resolution No. 6/2025, the last schedule of the Electricity Distribution Rate Review (RT) Program was approved, pursuant to which: (i) the Distribution companies must submit the Final Report on January 27, 2025; (ii) the ENRE will call a Public Hearing on January 28, 2025; (iii) the Public Hearing will be held on February 27, 2025; and (iv) the electricity rate schedules will be approved on March 31, 2025.

At the date of issuance of these Consolidated financial statements, the Company has submitted all the required reports, including the projected demand and capital base; the investment plan; the operation expenses, efficiency factor, pass-through mechanism of energy and power prices and VAD adjustment; and the final report with the proposed electricity rate schedule, with objections to the rate of return set by the ENRE, which has been appealed. Furthermore, on February 27, 2025, the mandatory public hearing was held with the participation of the authorities concerned, the Company, different social players and consumers.

Furthermore, with regard to the system of subsidies applied to our users, the Executive Branch provided for the restructuring of the energy subsidy systems of national jurisdiction, in order to ensure a gradual transition towards targeted energy subsidies, from June 1, 2024 until November 30, 2024. This period has been extended by the Energy Secretariat until May 31, 2025 and afterwards until December 31, 2025.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Within the aforementioned transition program, the first reduction step was adopted on May 28, 2024 by means of Executive Order No. 465/2024 of the PEN, which suspended the limits of the impact on the bill caused by the variation of the Salary Variation Coefficient (CVS) (“caps” of 40% and 80% according to the user category under the rate segmentation system).

The second step consisted of the implementation, as from June 1, 2024, of subsidized consumption caps, which, by means of SE Resolution No. 90/2024, were modified for our N2 and N3 users to up to 350kWh/month and 250 kWh/month, respectively. In February 2025, these caps were modified again in order to implement, until December 2025, a plan for reducing the subsidy percentages to N2 and N3 customers, to be applied to the already established caps.

Additionally, on June 26, 2024, by means of Executive Order No. 940/2024 of the Executive Branch and Resolution No. 771/2024 of the Infrastructure and Public Services Ministry, both of the Province of Buenos Aires, and ENRE Resolution No. 437/2024, a new system was established for the users of that province benefited from the “Social Tariff”. In the first place, the universe of persons eligible for the “Social Tariff” is extended to include the users arising from the crosschecking of data through the SINTYS, those incorporated by the ENRE and those comprising Level 2 of the RASE. In the second place, the application of such subsidy will be paid by the province directly to the Distribution Company, rendering invalid the offsetting of this charge against the energy bill issued by CAMMESA. Furthermore, the subsidy amounts available for each category are significantly reduced.

Moreover, the rate of the Tax on the Electricity Service, which is collected by edenor for account and by order of the province and whose proceeds comprise the “Special Fund for the PBA’s Electricity Development”, is reduced from 4% to 0.01%.

Furthermore, on November 19, 2024, Executive Order No. 1023/2024 of the PEN extended until July 9, 2025, the National Energy Sector emergency declared by Executive Order No. 55/2023 of the PEN, with respect to electric power generation, transmission and distribution segments under federal jurisdiction. Additionally, the electricity rate schedules resulting from the electricity rate review that began to be carried out as provided for by section 3 of Executive Order No. 55/2023, will come into effect not later than that date. The administrative control of the ENRE will continue to be assumed by the PEN until the new National Regulatory Authority for the Distribution of Gas and Electricity provided for by the Bases Law is set up, becomes operational and the members comprising the board of directors are appointed.

Finally, on February 6, 2025, by means of Resolution No. 133/2025, the ENRE approves the Company’s electricity rate schedules, which include a gradual reduction in electricity subsidies for the users categorized into low-income level (Level 2) and average-income level (Level 3), as well as for neighborhood and town clubs (CdByP) and public welfare entities, provided for by the SE in its Resolution No. 24/2025. A system will be implemented to equalize the discount percentages applied to the seasonal price of electricity (PEST), with monthly adjustments over the next eleven months, starting on February 1, 2025.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE No. 198/2024	March 26, 2024	Electricity rate schedules (1)	April 1
SE No. 92/2024	June 4, 2024	Seasonal reference prices (2)	May 1
ENRE No. 335/2024	June 6, 2024	Electricity rate schedules	June 1
SE No. 192/2024	August 1, 2024	Seasonal reference prices	August 1
ENRE No. 520/2024	August 2, 2024	Electricity rate schedules (3)	August 1
SE No. 234/2024	August 29, 2024	Seasonal reference prices	September 1
ENRE No. 588/2024	August 30, 2024	Electricity rate schedules (3)	September 1
SE No. 283/2024	September 27, 2024	Seasonal reference prices	October 1
ENRE No. 697/2024	September 30, 2024	Electricity rate schedules (3)	October 1
SCEYM No. 19/2024	October 31, 2024	Seasonal reference prices (4)	November 1
ENRE No. 905/2024	November 1, 2024	Electricity rate schedules (3)	November 1
ENRE No. 1007/2024	November 29, 2024	Electricity rate schedules (3)	December 1
ENRE No. 1061/2024	December 27, 2024	Electricity rate schedules (3)	January 1
SE No. 26/2025	January 30, 2025	Seasonal reference prices	February 1
ENRE No. 133/2025	February 6, 2025	Electricity rate schedules (3)	February 1

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
(1)	It approves the amendment to the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.
(2)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period.
(3)	CPD increase of 3%, 3%, 2.7%, 6%, 5%, 4% and 4%, respectively.
(4)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2024-April 30, 2025 period.

c)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

The Company entered into two agreements on the regularization of its debts with CAMMESA for energy purchases, fines and charges accrued through February 2023. The Payment plans liability resulting from the two Agreements signed by and between the Company and CAMMESA, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement (Note 2.e), amounts to $ 229,078, and is disclosed in the Other payables account of the Statement of Financial Position, with the Company’s being up to date with the payments of the installments thereof.

The Payment plan for the debts incurred until August 31, 2022 stipulated in the agreement entered into on December 29 of that same year, after the application of the credit recognized by the Federal Government equivalent to five bills of consumption at the average value of 2020, consists of 96 progressively increasing installments at the interest rate in effect in the MEM, reduced by 50%, whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year.

The Payment plan for the debts incurred until February 28, 2023, stipulated in the agreement entered into on July 28 of that same year, consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect. Therefore, as of December 31, 2024, due to the energy price increase mentioned in caption a) of this Note, the debt relating to this Payment plan totals $ 131,490.

Furthermore, the outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and December 31, 2024 amounts to $ 127,667. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

On May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to provide for a new access plan to regularize the amounts owed by distribution agents for the period maturing between February 1 and April 30, 2024 and submit a proposal for entering into agreements for the payment thereof, which at the date of issuance of these Consolidated financial statements has not been implemented.

Finally, in December 2024, CAMMESA's board of directors approved a new payment plan, which is currently subject to the actions of the granting authority to become operational.

d)	Agreement on the Regularization of Obligations – Transfer of jurisdiction and offsetting of receivables and payables. Penalty amounts earmarked for investments

On May 10, 2019, edenor, Edesur S.A. and the SE entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned. The effects of this agreement were recognized in the Company’s financial statements as of December 31, 2019.

On January 19, 2021, the Federal Government, the PBA and the CABA entered into a new Agreement according to which the Federal Government retains the capacity as grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

Without prejudice to the foregoing, in the legal action filed by the Federal Government in order for the Agreement to be declared null and void, the Company moved to have the action dismissed for lack of prosecution. This request was favorably granted on December 13, 2024, with the Agreement, thus, remaining in full force and effect.

In the Second clause of the aforementioned agreement entered into in May 2019, the Company agreed to invest within a term of 5 years, to commence as from the signing of the agreement, an amount equivalent to the total amount of the penalties imposed for failing to comply with the technical service quality and the ENRE’s information requirements. When the commitment assumed has been fulfilled the Company will be permitted to settle the liability relating to those penalties.

As of the date of issuance of these Consolidated financial statements, the Company has complied with the works plan set forth in the agreement and has therefore settled the liability for penalties for an amount of $ 75,400, with an impact on the Statement of Comprehensive Income that amounts to $23,201.

e)	Agreement on Recognition of Consumption in Vulnerable Neighborhoods

On August 15, 2024, the outstanding portion to be contributed by the Province of Buenos Aires for electricity consumption of 2023 was effectively paid in accordance with CAMMESA’s statement of accounts, for $741. At of the date of issuance of these Consolidated financial statements, the amount to be contributed by the Federal Government, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2023 is still pending, totals $ 352.

With regard to electricity consumption generated in 2024, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 2,617 million and $ 4,378 million, respectively.

Furthermore, the Company requested that the SE and the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize the Framework Agreement’s regime in effect for the 2024-2025 period. This request was reiterated on October 29, 2024. As of the date of issuance of these Consolidated Financial Statements, the Agreement has not been formalized.

f)	Agreements on the collection of the Street Lighting Fee

edenor had signed agreements on the collection of the street lighting fee through the electric bill (“SLF Agreements”) with several municipalities of the concession area. These agreements had been duly approved by the ENRE.

On September 10, 2024, the Industry and Commerce Secretariat of the Economy Ministry issued ME Resolution No. 267/2024, pursuant to which Section 3 of Law No. 24,240 was amended, providing that the information related to the concepts included in the bills/invoices issued by the providers of goods and services in the framework of consumer relations shall solely and exclusively refer to the good or service specifically contracted by the consumer and supplied by the provider, and may not include any amounts or concepts unrelated to such good or service, without prejudice to any other general information that should be included in the issued document, in accordance with the applicable regulation. All this under the penalty of being subject to fines.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Subsequently, and based on the Resolution mentioned in the preceding paragraph, the ENRE issued Resolution No. 708/2024, pursuant to which all the acts performed by a governmental authority approving the collection agreements with the municipalities were repealed, thus rendering compliance with the purpose of those agreements impossible. This situation has been notified to the relevant Municipalities by a reliable means.

Accordingly, the Company has no longer provided the service in question. However, several Municipalities have decided to apply for (Law No. 16,986) and have been granted provisional measures that have suspended the application of ME Resolution No. 267/2024 and have reinstated the obligation to continue providing the street lighting fee collection service.

These Municipalities are those of the localities of San Martín, Tigre, Ituzaingó, Hurlingham, Moreno, Gral. Rodríguez, Las Heras, Pilar, Escobar, Merlo, San Fernando, Morón, José C. Paz and Malvinas Argentinas.

On February 19, 2025, a final decision was rendered on the legal actions concerning the unconstitutionality of Resolutions SIyC No. 267/2024 and ENRE No. 708/2024 brought by the municipalities of San Martín, Tigre, Ituzaingó, Moreno, Gral. Rodríguez, José C. Paz and Hurlingham, with the action for the protection of a constitutional right (amparo) filed by each of them being rejected on the merits. Nevertheless, the ruling temporarily provided for the non-applicability of the aforementioned resolutions, for a term of 90 days to commence from the service of notice.

g)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2024 and 2023, the Company has recognized in its Consolidated financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2024 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. The referred to Sub-Appendix provides for a similar treatment for the analysis of product quality and commercial service quality. With regard to Public Safety, a penalty is imposed on the existence of facilities that due to their condition pose a risk to public safety; to define them ENRE Resolution No. 421/11 provided a list of those situations to be regarded as anomalous.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Furthermore, whom the penalty amounts will be payable/credited to varies between the affected users, total active users or the administration, depending on each case and as defined by the regulator.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

Furthermore, there exist certain penalties related to the quality of the information and the quality of the technical service, the penalty procedure of which is being challenged by the Company due to the fact that it applies retroactively to time-barred periods and has calculation defects in relation to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2024 and 2023, which does not imply the Company’s consent to the applied criteria.

h)	Restriction on the transfer of the Company’s common shares

The Bylaws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Bylaws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the Bylaws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The Consolidated financial statements for the year ended December 31, 2024 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The Consolidated financial statements were approved for issue by the Company’s Board of Directors on March 7, 2025.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

Comparative information

The balances as of December 31, 2023, disclosed in these Consolidated financial statements for comparative purposes, arise as a result of restating the Consolidated financial statements as of that date to the purchasing power of the currency at December 31, 2024. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the Consolidated financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The Consolidated financial statements as of December 31, 2024, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2024, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The inflation rate applied for the fiscal year commenced January 1, 2024 and ended December 31, 2024, based on that indicated in the preceding paragraph, was 117.8%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018, the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020, the inflation rate amounted to 117.8%, 211.4%, 94.8%, 50.9% and 36.1%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Consolidated Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Restatement of the Consolidated Statement of Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

Restatement of the Consolidated Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Consolidated Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	3.1 | Bases of consolidation

The Group’s Consolidated Financial Statements include the financial information of both the Company and Edenor Tech SAU. For the presentation of the Consolidated Financial Statements, the full consolidation method has been applied to Edenor Tech SAU, following the procedure set forth in IFRS 10.

In the Consolidated Financial Statements, the carrying amount of the parent’s investment and its share in the profit or loss and cash flows are replaced with the total assets, liabilities, profit or loss and cash flows of the subsidiary, separately reflecting non-controlling interests.

Intragroup assets and liabilities, equity, income, expenses and cash flows are eliminated on consolidation. The gains or losses resulting from intragroup transactions that are recognized in assets are eliminated in full.

The non-controlling interests, presented within equity, represent the portion of the subsidiaries’ profit or loss and net assets that are not owned by edenor. The Company attributes the subsidiaries’ profit or loss and other comprehensive income to the owners of the parent and to the non-controlling interests on the basis of their respective ownership interests.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Subsidiaries are all those entities over which the Company has control. Control is achieved when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee Specifically, an investor has control over an investee if and only if the investor has:

-	power over the investee, i.e. the investor has existing rights that give it the ability to direct the investee’s relevant activities;
-	exposure, or rights, to variable returns from its involvement with the investee;
-	the ability to use its power over the investee to significantly affect its returns. In general, this ability is reflected in the holding, whether directly or indirectly, of more than 50% of the voting rights, although it is not exclusively limited to this criterion.

The investor will reassess whether or not it has control over the investee if facts and circumstances indicate that there are changes to one or more of the previously described elements of control. Consolidation of a subsidiary begins when the investor obtains control over the subsidiary and ceases when the investor loses control of the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the investor gains control until the date when the investor ceases to control the subsidiary.

For the consolidation of the companies over which control is exercised, the latest financial statements available at the end of the reporting year have been used, taking into consideration the significant operations and events that have occurred after the reporting year and the transactions between the Company and the subsidiaries that may have affected the latter’s equity. Furthermore, where necessary, the accounting principles and criteria used by the subsidiaries have been brought into line with those of edenor in order to present the consolidated financial statements on the basis of uniform valuation and presentation standards (Note 7).

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Consolidated financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2024 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2024:

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

- IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, amended in May 2023. The amendments add disclosure requirements within existing disclosures that ask entities to provide quantitative and qualitative information about supplier finance arrangements.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The amendments are effective for annual reporting periods beginning as from January 1, 2025.

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The amendments are effective for annual reporting periods beginning as from January 1, 2026.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. These amendments are effective for annual reporting periods beginning as from January 1, 2026.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a Consolidated asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note	4.4 | Revenue recognition

In accordance with IFRS 15 Revenue from Contracts with Customers, the Company has classified the most relevant contracts with customers as detailed herein below:

a.	Revenue from sales

The contracts with customers for the provision of the electricity distribution service and other services (Note 9) are recognized when each and every one of the following conditions is met:

1.	Identification of the contracts with customers, where “contract” is understood to mean an agreement between two or more parties that creates enforceable rights and obligations.
2.	Identification of the performance obligations, which are understood to mean a promise in the contract with the customer to either transfer a good or provide a service.
3.	Determination of the transaction price, in reference to the amount of the consideration for satisfying each performance obligation.
4.	Allocation of the transaction price to each of the identified performance obligations, in accordance with the methods described in the standard.
5.	Recognition of revenue when the performance obligations identified in the contracts with customers are satisfied.

According to IFRS 15, revenue is recognized when the customer obtains control of the service or product, in this case the electricity supply. Furthermore, the incremental costs of obtaining the contracts with customers are recognized as an asset, if the Company expects to recover those costs.

Revenue from sales is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered (Note 2.d).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable electricity rates.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transmission of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

b.	Interest income

Interest income is disclosed separately from revenue from contracts with customers and has been recognized only to the extent that the related asset of the contract (or account receivable) has been recognized in the accounting for a contract with a customer. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.        Functional and presentation currency

The information included in the Consolidated financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The Consolidated financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income.

The foreign currency exchange rates used are the buying (bid price) and selling (offer price) rates for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

b.	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

Assigned and held-in-custody assets are measured in accordance with Note 4.8.

The subsidies received from the Government are recognized when the defined works plans are carried out.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	4.7 | Inventories

The Company’s inventories are materials and supplies to be consumed in the service rendering process. Inventories are valued at acquisition cost restated to reflect the effects of inflation, less recognized impairment losses.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on the period of time in which they are expected to be used, whether for maintenance or capital expenditures. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each fiscal year.

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.        Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.       Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Financial assets are initially recognized at fair value plus, in the case of financial assets that are not measured at fair value through profit or loss, transaction costs directly attributable to the acquisition of those financial assets.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Comprehensive Income.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
i.	Cash and banks in local currency: at nominal value.
ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.
iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.10 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.        Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.        Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

Pursuant to Section 27 Part I Chapter I of the CNV’s Regulations, the Shareholders in the Meetings at which they should decide upon the approval of Consolidated financial statements in which the Unappropriated retained earnings account has a significant negative balance that requires the application, as appropriate, of sections 94 -sub-section 5-, 96 or 206 of the Business Organizations Law, or, quite to the contrary, a positive balance, must adopt an express resolution as to the allocation of such balance (taking into consideration for calculation purposes the fiscal year’s results as well as its retained earnings/accumulated deficit), whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.11 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and in the framework of ENRE Resolution No. 215/12 provisions. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in Other Payables and the advances for the execution of works are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.g), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these Consolidated financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.g.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	4.12 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.13 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the grid: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset.

Note	4.14 | Employee benefits

•	Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit an employee will receive at the time of his/her retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company had a share-based compensation plan under which it received services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

Note	4.15 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax is determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 5	$ 0	25%	$ 0
$ 5	$ 50	$ 1.25	30%	$ 5
$ 50	onwards	$ 14.75	35%	$ 50

The amounts of the detailed scale will be adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the Consolidated financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in the year 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, unlike fiscal years 2019 and 2020, for fiscal year 2021, such adjustment was no longer to be applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for that period.

Furthermore, in accordance with the provisions of Law 27,701 on the 2023 Budget, the deferral in thirds (over three fiscal years) of the tax inflation adjustment is to be retroactively applied to the first and second fiscal years beginning as from January 1, 2022. Such deferral applies to those taxpayers whose investments in the purchase, construction, manufacturing, processing or definitive importation of fixed assets (except for automobiles), during each of the two fiscal periods immediately following the period of the initial one-third computation, are greater than or equal to $ 30,000. Failure to comply with this requirement will result in the loss of the benefit. The Company recognized the effects of the deferral of the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Uncertain tax positions

In determining the current and the deferred income tax expense, the Company takes into consideration the impact of the uncertain tax positions, including whether such positions can result in additional taxes or interest. IFRIC 23 interpretation determines how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments. For such purpose, the Company must assess if the tax authorities will accept an uncertain tax treatment.

If the Company concludes that it is not probable that the treatment will be accepted, it will reflect the effect of the uncertainty in determining the taxable profit, tax loss carryforwards, unused tax losses, unused tax credits and tax rates.

The Company estimates that it is entitled to apply the uncertain tax treatment; therefore, it has calculated the tax position taking this treatment into consideration.

In this regard, the Company shall make consistent judgments and estimates for both current income tax and deferred tax. edenor will reassess a judgment or estimate required by this interpretation if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate applied.

Note	4.16 | Right-of-use assets

A right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note	4.17 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note	4.18 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	4.19 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Division, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these Consolidated financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2024 and 2023, the Company’s balances in foreign currency are as follow:

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.24	Total 12.31.23

ASSETS
CURRENT ASSETS
Other receivables	USD	1.6	1029.00	1,646	46,129
Financial assets at fair value through profit or loss	USD	285.8	1029.00	294,088	89,627
Cash and cash equivalents	USD	14.0	1029.00	14,406	351
TOTAL CURRENT ASSETS				310,140	136,107
TOTAL ASSETS				310,140	136,107

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	343.9	1032.00	354,945	96,566
TOTAL NON-CURRENT LIABILITIES				354,945	96,566
CURRENT LIABILITIES
Trade payables	USD	17.8	1032.00	18,370	40,317
	EUR	0.1	1074.31	107	1,169
	CHF	0.2	1141.31	228	629
Borrowings	USD	12.1	1032.00	12,480	109,708
	CNY	-	141.25	-	618
Other payables	USD	-	1032.00	-	2,459
TOTAL CURRENT LIABILITIES				31,185	154,900
TOTAL LIABILITIES				386,130	251,466

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2024 for US Dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.24	12.31.23
Net position
US dollar	(75,655)	(112,943)
Chinese Yuan	-	(618)
Euro	(107)	(1,169)
Swiss franc	(228)	(629)
Total	(75,990)	(115,359)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.24	12.31.23
Net position
US dollar	(7,566)	(11,294)
Chinese Yuan	-	(62)
Euro	(11)	(118)
Swiss franc	(23)	-
Decrease in the results of operations for the year	(7,600)	(11,474)

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

ii.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

iii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2024 and 2023, except for both Classes Nos. 4 and 6 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 3% and 7% fixed margin, respectively (Note 29), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.c and 26), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Division.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Divisions periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2024 and 2023, delinquent trade receivables totaled approximately $ 33,703 and $ 24,727, respectively. As of December 31, 2024 and 2023, the Consolidated financial statements included allowances for $ 11,365 and $ 13,591, respectively.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of T1 (small-demand), T2 (medium-demand) and T3 (large-demand) customers that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2024 and 2023, the Company’s current financial assets at fair value amount to $ 363,351 and $ 179,933, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2024
Trade payables and other liabilities	353,726	488,492	127,039	40,550	277,945	1,287,752
Borrowings	-	99,550	12,980	354,945	-	467,475
Total	353,726	588,042	140,019	395,495	277,945	1,755,227

As of December 31, 2023
Trade payables and other liabilities	218,480	344,681	97,593	40,959	351,303	1,053,016
Borrowings	-	-	110,326	96,566	-	206,892
Total	218,480	344,681	207,919	137,525	351,303	1,259,908

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2024 and 2023.

b.     Related to employees who are union members

As of December 31, 2024, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees’ labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of February, March, April, May, June, August, October and December 2024, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the Consolidated financial statements, there is no certainty concerning future collective bargaining agreements.

Note	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity, as shown in the Statement of Financial Position, plus net debt.

The gearing ratios at December 31, 2024 and 2023 were as follow:

	12.31.24	12.31.23
Total liabilities	2,472,512	2,053,023
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(387,269)	(199,810)
Net debt	2,085,243	1,853,213
Total Equity	1,507,065	1,232,604
Total capital attributable to owners	3,592,308	3,085,817
Gearing ratio	58.05%	60.06%

Note	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these Consolidated financial statements, there are no events of non-compliance by the Company that could lead to that situation.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	5.5 | Information security-related risk factors

The Company has a Security Information and Event Management System in place to access data-based information, mitigating risks at scale with machine learning-based analysis.

Furthermore, there are information security awareness programs addressed to the staff, and a liability insurance that covers the Company against the residual risks and costs associated with cybersecurity events.

Note	5.6 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

	LEVEL 1	LEVEL 2

At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	8,945	-
Financial assets at fair value through profit or loss:
Negotiable instruments	114,494	-
Mutual funds	248,857	-
Cash and cash equivalents:
Mutual funds	448	-
Total assets	372,744	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	131,490
Total liabilities	-	131,490

At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	44,436
Financial assets at fair value through profit or loss:
Negotiable instruments	1,280	-
Mutual funds	178,653	-
Cash and cash equivalents		-
Mutual funds	16,833
Total assets	241,202	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	130,632
Total liabilities	-	130,632

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on the Company’s specific estimates. If all the significant variables to determine the fair value of a financial instrument are observable, the instrument is included in level 2.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note	6 | Critical accounting estimates and judgments

The preparation of the Consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these Consolidated financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of T1 (small-demand), T2 (medium-demand), and T3 (large-demand) customers that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable electricity rates. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the new events that occurred in the fiscal year, mainly those mentioned in Notes 1, 2.b. and 2.c., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of significant assumptions that are sensitive to the determination of the recoverable amount, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 6.22%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these Consolidated financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. One single adjustment relating to the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, is included in April 2025. Probability of occurrence assigned 25%.

b)	Scenario No. 2: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. Adjustments relating to the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, are included as from April 2025 in 36 equal and consecutive installments. Probability of occurrence assigned 60%.

c)	Scenario No. 3: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. Adjustments lower than the amount of the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, are included as from May 2025 in 35 equal and consecutive installments. Probability of occurrence assigned 15%.

In all the cases, the treatment of the debt with CAMMESA is as follows: payments under the payment plans agreed with the Federal Government in December 2022 (Note 2.c) are made. The debt generated between September 2023 and March 2024 is settled in accordance with a payment plan consisting of 72 increasing installments.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages, based mainly on experience and giving consideration to the long overdue electricity rate adjustment, the current economic and financial situation, and the need to keep the public service, object of the concession, operative.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these Consolidated financial statements, the Company has recorded no additional impairments of property, plant and equipment.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are distortions in the nature, timing, and modality of the electricity rate increases. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced according to the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these Consolidated financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.g.

f.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings cannot be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the Consolidated financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flows.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	7 | Economic group and joint arrangements

Note	7.1 | Information about the subsidiary

Edenor Tech SAU

Edenor Tech SAU is a corporation (sociedad anónima) organized under Argentine laws, with legal domicile at 6363 Av. Del Libertador Ave. – City of Buenos Aires, Argentina. Edenor Tech SAU was organized on July 23, 2024, through the contribution of 100,000,000 shares subscribed and paid-in in cash by edenor.

Percentage interest held in capital stock and votes		Corporate purpose	Legal address

Edenor Tech SAU	100%	Sale, management, storage, import and export of renewable and conventional energy and their possible by-products	Av. Del Libertador 6363, CABA

The corporate purpose of Edenor Tech S.A.U. is to engage in the sale, storage, import and export of renewable and conventional energy, as well as critical minerals such as copper, lithium and gold. As for services, it offers technical consultancy, software development and provision, artificial intelligence, data science, data storage and IT solutions, in addition to training on technology-related matters. Finally, in the industrial sector, it participates in the installation, generation and maintenance of energy systems, the transformation and sale of renewable energy and the manufacturing of related equipment and material, among other activities.

Note	7.2 | Interest in joint ventures

The joint ventures in which the Group holds an interest as of December 31, 2024 and 2023, valued in accordance with the equity method of accounting of IAS 28 are as follow:

Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		Loss from interest in joint ventures
				12.31.24	12.31.23	12.31.24	12.31.23	12.31.22

SACME	50%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	121	124	(13)	(21)	(37)

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 29,595 has been recorded as of December 31, 2024.

Furthermore, there are significant judicial processes whose outcome, depending on the evidence produced in the cases and based on the legal advisors’ assessment, is uncertain. These judicial processes are detailed below:

- Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the MEM, transferred to customers; (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (iii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

44

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants.

Prior to the time allowed to produce evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the proceedings were sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2020, evidence was offered and arguments were submitted, with the Company’s invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

At the date of issuance of these Consolidated financial statements, this case is pending resolution.

- Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores - ADDUC

On October 21, 2011, Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”) brought a class action against the Company requesting: (i) that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers; (ii) that the pacts or accords that would have stipulated the interest rates that the Company applies to its customers, as well as the administrative resolutions based on which it justifies the collection of interest be declared non-applicable; and (iii) that interest thus collected be reimbursed.

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

Prior to the time allowed to provide evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

At the date of issuance of these Consolidated financial statements, this case is pending resolution.

- Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused by the Company to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

The Company answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. The court admitted the motion to dismiss for lack of jurisdiction and, as a consequence thereof, on January 6, 2022, sent the proceedings to the Court having jurisdiction in Civil and Commercial Federal Matters No. 5 – Clerk’s Office No. 9. At present, the case has been brought to trial. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

45

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

- Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record 30815/2023)

On April 4, 2023, the Ombudsman of the City of Buenos Aires filed a complaint against the Company and Edesur in Court of Original Jurisdiction in Administrative, Tax and Consumer Relations Matters of the City of Buenos Aires No. 25, sole Clerk’s Office, claiming punitive damages adducing deficiency in the information about service interruptions, and requesting the granting of a precautionary measure consisting of the setting up of a workgroup to implement a communication system.

The Company filed an appeal against the precautionary measure, answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. On February 27, 2024, the court admitted the motion to dismiss for lack of jurisdiction. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by Asociación por la Defensa de Usuarios y Consumidores (6818/2017).

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision with Tariff 2.

Having the issue being joined, the Company is in the process of answering the complaint. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Municipality of La Matanza and other plaintiffs (34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against edenor in the Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, and the Local (San Martín) Appellate Court in Administrative Matters upheld the appeal, partially reversing the resolution and directing the Company to inform users about the existence of this legal action if and when service provision is suspended. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

46

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

- Legal action brought by the Municipality of Morón and other plaintiffs (7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against edenor in the Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and other plaintiffs (17284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with Resolution No. 267/24 of the SIyC, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

The Company entered an appearance and on December 20, 2024, the Court partially rejected the requested precautionary measure, ruling that in the case that Resolution No. 267/24 is not applied due to the existence of precautionary measures, this fact must be included in the bills issued by public service providers. The Company has filed an appeal against this precautionary measure, on which no decision has yet been rendered.

The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2023 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). To date, the AGIP has issued no resolution in regard to this appeal.

47

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest (Law 26,425, as amended).

In 2021, after the tax audits conducted by the Large Employer Social Security Resources Control Division, three AFIP resolutions fell on the Company claiming the adjustment of the contribution rate and rejecting the inclusion of edenor in section 2, sub-section b) of Executive Order No. 814/2001.

The Company’s position is supported by the three appeals filed against the debt assessments (all of them filed in Courtroom III of the Federal Social Security Court of Appeals) given the nature of the shareholder ANSES-FGS, its significant role in the Board of Directors, the Federal Government’s participation in the Supervisory Committee through the SIGEN, the recognition that minority state-owned corporations are regarded as included among those entitled to the benefit of Executive Order No. 814/2001, inasmuch as this changed as from the enactment of the referred-to Law No. 27,541, as well as the existence of three similar cases with a favorable outcome in the other two courtrooms comprising the Court of Appeals (with such cases having been appealed by the AFIP before the CSJN).

However, based on the enactment of Law No. 27,743 on “Palliative and Relevant Tax Measures”, which provides for an “Exceptional Regularization System of Tax, Custom and Social Security-related Payment Obligations”, regulated by Executive Order No. 608/2024 and implemented by the AFIP by means of General Resolution No. 5525/2024 dated July 16, 2024, the Company has decided to adhere to the payment facilitation plan provided therein and agreed to pay the principal on the amounts claimed by the tax authorities in three monthly installments. Furthermore, it obtained a 70% reduction in interest and fines determined. At present, the amounts owed by the Company have been fully paid.

In accordance with the provisions of Section 3 of the Law on Tax Measures and Section 35 of General Resolution No. 5525/2024 of the AFIP, edenor abandoned the claim and, after the payment of the last installment provided for therein has been made the following proceedings will be deemed terminated: (i) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods); (ii) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods); and (iii) Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022).

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

The Company answered the complaint, with the stage for producing evidence nearing completion. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

48

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this case. On August 6, 2024, this decision was confirmed by the Appellate Court, ordering the dismissal of the charges against edenor and its directors.

- Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the Energy Secretariat (SE) and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which: (i) the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service; and (ii) CAMMESA was ordered to refrain, both from judicially claiming payment by the Company for the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers. The court allowed the Company to extend the effects of the provisional measure until February 25, 2025.

- Energy Secretariat vs EDESUR SA and other defendants, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by and between the Energy Government Secretariat, in representation of the Federal Government, the Company and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in the Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the Company’s request, the court declared the termination of the action by lapse of time. In this regard, it cannot be verified if an appeal has been filed by the Federal Government within the time and under the formalities prescribed by law.

- Application of Minutes 2783 of the CNAT in the Province of Buenos Aires

Taking into consideration the provisions of Minutes 2783 of the CNAT (“National Court of Appeals in Labor Matters”), which provide for the application of the RIPTE index plus an annual 6%, the Company has adjusted the estimate of the provision for labor lawsuits of the PBA.

49

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.b), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.

50

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

	12.31.24		12.31.23		12.31.22
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,086	1,252,715	13,589	909,134	13,052	765,306
Medium demand segment: Commercial and industrial (T2)	1,515	258,908	1,552	171,244	1,529	142,648
Large demand segment (T3)	3,503	458,650	3,680	380,954	3,714	416,314
Other: (Shantytowns/Wheeling system)	4,622	64,951	4,721	58,104	4,531	63,202
Subtotal - Sales of electricity	22,726	2,035,224	23,542	1,519,436	22,826	1,387,470

Other services
Right of use of poles		6,214		6,389		7,561
Connection and reconnection charges		1,689		910		821
Subtotal - Other services		7,903		7,299		8,382

Total - Revenue		2,043,127		1,526,735		1,395,852

	12.31.24		12.31.23		12.31.22
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	26,827	(1,166,395)	27,676	(999,413)	27,158	(971,291)

(1)	As of December 31, 2024, 2023 and 2022, include technical and non-technical energy losses for 4,101 GWh, 4,134 GWh and 4,332 GWh, respectively.

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Expenses by nature at 12.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	160,000	20,259	47,671	227,930
Pension plans	9,582	1,213	2,855	13,650
Communications expenses	7,547	6,070	95	13,712
Allowance for the impairment of trade and other receivables	-	9,474	-	9,474
Supplies consumption	34,780	-	2,850	37,630
Leases and insurance	1,930	33	5,535	7,498
Security service	16,161	764	915	17,840
Fees and remuneration for services	104,173	44,942	70,377	219,492
Public relations and marketing	-	9,145	-	9,145
Advertising and sponsorship	-	4,711	-	4,711
Reimbursements to personnel	-	-	7	7
Depreciation of property, plant and equipment	121,577	18,117	14,865	154,559
Depreciation of right-of-use asset	1,062	2,124	7,434	10,620
Directors and Supervisory Committee members’ fees	-	-	567	567
ENRE penalties	25,293	55,378	-	80,671
Taxes and charges	-	31,455	18,980	50,435
Other	31	4	568	603
At 12.31.24	482,136	203,689	172,719	858,544

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2024 for $ 33,364.

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	165,965	22,915	52,316	241,196
Pension plans	3,637	502	1,147	5,286
Communications expenses	5,161	5,280	21	10,462
Allowance for the impairment of trade and other receivables	-	14,506	-	14,506
Supplies consumption	22,464	-	1,622	24,086
Leases and insurance	1,434	29	4,053	5,516
Security service	6,336	464	3,478	10,278
Fees and remuneration for services	106,716	41,119	64,544	212,379
Public relations and marketing	-	14,472	-	14,472
Advertising and sponsorship	-	7,455	-	7,455
Reimbursements to personnel	-	-	9	9
Depreciation of property, plant and equipment	141,752	21,124	17,332	180,208
Depreciation of right-of-use asset	616	1,232	4,313	6,161
Directors and Supervisory Committee members’ fees	-	-	351	351
ENRE penalties	12,844	27,763	-	40,607
Taxes and charges	-	23,365	15,230	38,595
Other	21	4	397	422
At 12.31.23	466,946	180,230	164,813	811,989

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 36,547.

52

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	152,935	22,885	46,148	221,968
Pension plans	5,616	841	1,694	8,151
Communications expenses	3,007	5,727	9	8,743
Allowance for the impairment of trade and other receivables	-	14,910	-	14,910
Supplies consumption	22,092	-	2,232	24,324
Leases and insurance	1,326	30	6,282	7,638
Security service	7,519	969	1,196	9,684
Fees and remuneration for services	69,474	38,927	45,032	153,433
Public relations and marketing	-	12,859	-	12,859
Advertising and sponsorship	-	6,624	-	6,624
Reimbursements to personnel	-	-	13	13
Depreciation of property, plant and equipment	97,049	14,462	11,866	123,377
Depreciation of right-of-use asset	701	1,400	4,902	7,003
Directors and Supervisory Committee members’ fees	-	-	468	468
ENRE penalties	14,007	19,006	-	33,013
Taxes and charges	-	21,887	14,132	36,019
Other	11	2	298	311
At 12.31.22	373,737	160,529	134,272	668,538

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 30,414.

Note	11 | Other operating income (expense)

	Note	12.31.24	12.31.23	12.31.22
Other operating income
Income from customer surcharges		22,977	30,492	20,555
Commissions on municipal taxes collection		3,126	4,633	4,562
Fines to suppliers		1,411	1,223	797
Services provided to third parties		6,519	4,676	4,175
Investment plan - Agreement on the Regularization of Obligations	2.d	23,201	-	-
Income from non-reimbursable customer contributions		760	343	418
Expense recovery		282	11	338
Framework agreement	2.e	801	13,035	20,435
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	-	17,970
Other		72	758	1,332
Total other operating income		59,149	55,171	70,582

Other operating expense
Gratifications for services		(3,219)	(2,927)	(1,540)
Cost for services provided to third parties		(4,351)	(3,835)	(3,704)
Severance paid		(268)	(398)	(690)
Provision for contingencies	34	(23,739)	(21,164)	(29,875)
Disposals of property, plant and equipment		(3,114)	(1,015)	(2,361)
Other		(560)	(1,995)	(305)
Total other operating expense		(35,251)	(31,334)	(38,475)

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	12 | Net finance costs

	12.31.24	12.31.23	12.31.22
Financial income
Assigned assets interest	805	797	381
Other interest	419	3	61
Total financial income	1,224	800	442

Financial costs
Commercial interest	(239,121)	(557,942)	(505,796)
Penalties interest	(47,494)	(117,383)	(75,169)
Borrowings interest	(43,396)	(18,973)	(12,527)
Fiscal interest and other	(3,985)	(93)	(746)
Bank fees and expenses	(6,416)	(1,221)	(986)
Total financial costs	(340,412)	(695,612)	(595,224)

Other financial results
Changes in fair value of financial assets	66,888	143,859	19,160
Changes in fair value of financial liabilities	(121,585)	(70,302)	-
Loss on debt restructuring	(3,447)	-	(3,044)
Net loss from the cancelattion of Corporate Notes	-	-	(2,465)
Exchange differences	(14,039)	(105,238)	10,026
Adjustment to present value of receivables	(5,848)	(3,071)	(2,295)
Other financial costs (*)	(41,990)	(33,378)	(31,077)
Total other financial results	(120,021)	(68,130)	(9,695)
Total net financial costs	(459,209)	(762,942)	(604,477)

(*)	As of December 31, 2024, 2023 and 2022, includes $ 40,490, $ 32,392 and $ 28,834 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2024, 2023 and 2022, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.24	12.31.23	12.31.22
Income (Loss) for the year attributable to the owners of the Company	272,128	191,387	(44,014)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income (loss) per share – in pesos	311.00	218.73	(50.30)

54

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	79,846	719,080	1,805,578	800,959	255,109	708,551	13,090	4,382,213
Accumulated depreciation	(22,826)	(287,465)	(801,585)	(364,851)	(133,375)	-	-	(1,610,102)
Net amount	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

Additions	1,107	159	3,675	12,649	25,348	346,277	-	389,215
Disposals	-	(2,261)	(1,549)	(274)	(66)	-	-	(4,150)
Transfers	437	24,289	65,885	24,181	17,281	(153,238)	21,165	-
Depreciation for the year	(2,083)	(28,787)	(66,862)	(34,855)	(21,972)	-	-	(154,559)
Net amount 12.31.24	56,481	425,015	1,005,142	437,809	142,325	901,590	34,255	3,002,617

At 12.31.24
Cost	81,391	737,422	1,868,230	837,417	297,038	901,590	34,255	4,757,343
Accumulated depreciation	(24,910)	(312,407)	(863,088)	(399,608)	(154,713)	-	-	(1,754,726)
Net amount	56,481	425,015	1,005,142	437,809	142,325	901,590	34,255	3,002,617

•     During the year ended December 31, 2024, the Company capitalized as direct own costs $ 33,364.

55

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	75,297	704,797	1,750,330	770,118	199,751	609,146	8,166	4,117,605
Accumulated depreciation	(17,127)	(256,745)	(723,672)	(326,957)	(108,067)	-	-	(1,432,568)
Net amount	58,170	448,052	1,026,658	443,161	91,684	609,146	8,166	2,685,037

Additions	1,019	172	11,761	14,734	21,215	220,318	-	269,219
Disposals	(37)	(61)	(854)	(952)	(33)	-	-	(1,937)
Transfers	3,576	14,196	46,347	17,513	34,357	(120,913)	4,924	-
Depreciation for the year	(5,708)	(30,744)	(79,919)	(38,348)	(25,489)	-	-	(180,208)
Net amount 12.31.23	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

At 12.31.23
Cost	79,846	719,080	1,805,578	800,959	255,109	708,551	13,090	4,382,213
Accumulated depreciation	(22,826)	(287,465)	(801,585)	(364,851)	(133,375)	-	-	(1,610,102)
Net amount	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

•     During the year ended December 31, 2023, the Company capitalized as direct own costs $ 36,547.

56

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	15 | Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.24	12.31.23
Balance at beginning of the year	7,708	4,795
Additions	13,363	9,074
Depreciation for the year	(10,620)	(6,161)
Balance at end of the year	10,451	7,708

The lease expense balance as of December 31, 2024 and 2023 is disclosed in Other payables (Note 27).

Note	16 | Inventories

	12.31.24	12.31.23

Supplies and spare-parts	149,772	86,703
Advance to suppliers	-	1
Total inventories	149,772	86,704

57

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	17 | Financial instruments

Note	17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2024
Assets
Trade receivables	362,367	-	-	362,367
Other receivables	34,816	8,945	13,020	56,781
Cash and cash equivalents
Cash and Banks	20,182	-	-	20,182
Time deposits	3,288	-	-	3,288
Mutual funds	-	448	-	448
Financial assets at fair value through profit or loss:
Negotiable instruments	-	114,494	-	114,494
Mutual funds	-	248,857	-	248,857
Financial assets at amortized cost:
Negotiable instruments	10,199	-	-	10,199
Total	430,852	372,744	13,020	816,616

As of December 31, 2023
Assets
Trade receivables	145,024	-	-	145,024
Other receivables	10,641	44,437	19,068	74,146
Cash and cash equivalents
Cash and Banks	3,044	-	-	3,044
Mutual funds	-	16,833	-	16,833
Financial assets at fair value through profit or loss:
Negotiable instruments	-	1,280	-	1,280
Mutual funds	-	178,653	-	178,653
Total	158,709	241,203	19,068	418,980

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2024
Liabilities
Trade payables	761,592	-	761,592
Other payables	168,825	131,490	300,315
Borrowings	467,475	-	467,475
Total	1,397,892	131,490	1,529,382

As of December 31, 2023
Liabilities
Trade payables	528,179	-	528,179
Other payables	279,341	130,632	409,973
Borrowings	206,892	-	206,892
Total	1,014,412	130,632	1,145,044

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

58

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2024
Interest income	1,224	-	1,224
Exchange differences	17,991	29,766	47,757
Changes in fair value of financial assets	-	66,888	66,888
Total	19,215	96,654	115,869

As of December 31, 2023
Interest income	800	-	800
Exchange differences	84,386	71,751	156,137
Changes in fair value of financial assets	-	143,859	143,859
Total	85,186	215,610	300,796

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2024
Interest expense	(330,011)	-	(330,011)
Exchange differences	(61,796)	-	(61,796)
Loss on debt restructuring	(3,447)	-	(3,447)
Changes in fair value of financial liabilities	-	(121,585)	(121,585)
Other financial results	(41,990)	-	(41,990)
Total	(437,244)	(121,585)	(558,829)

As of December 31, 2023
Interest expense	(694,298)	-	(694,298)
Exchange differences	(261,375)	-	(261,375)
Changes in fair value of financial liabilities	-	(70,302)	(70,302)
Other financial results	(33,378)	-	(33,378)
Total	(989,051)	(70,302)	(1,059,353)

Note	17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.24	12.31.23
Customers with no external credit rating:
Group 1 (i)	221,661	74,351
Group 2 (ii)	116,565	58,591
Group 3 (iii)	24,141	12,082
Total trade receivables	362,367	145,024

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

59

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	18 | Other receivables

	Note	12.31.24	12.31.23
Non-current:
Related parties	35.c	124	6

Current:
Framework agreement (1)	2.e	-	602
Assigned assets and in custody (2)		8,945	44,436
Judicial deposits		1,468	815
Security deposits		508	796
Prepaid expenses		3,839	1,954
Advances to suppliers		4,678	2,991
Tax credits		13,019	19,068
Debtors for complementary activities		24,229	3,575
Other		22	31
Allowance for the impairment of other receivables		(51)	(128)
Total current		56,657	74,140

(1)	As of December 31, 2023, relates to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022.
(2)	As of December 31, 2024 and 2023, relate to Securities issued by private companies for NV 8,000,000 and NV 19,610,291, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.24	12.31.23
Balance at beginning of the year	128	296
Increase	51	122
Result from exposure to inflation	(128)	(290)
Balance at end of the year	51	128

The aging analysis of these other receivables is as follows:

	12.31.24	12.31.23
Without expiry date	1,977	1,612
Past due	28,877	7,071
Up to 3 months	1,727	4,575
From 3 to 6 months	14,423	10,575
From 6 to 9 months	708	2,972
From 9 to 12 months	8,945	47,335
More than 12 months	124	6
Total other receivables	56,781	74,146

At the Consolidated Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

60

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.24	12.31.23
Current:
Sales of electricity – Billed	164,126	77,449
Receivables in litigation	456	226
Allowance for the impairment of trade receivables	(11,365)	(13,591)
Subtotal	153,217	64,084

Sales of electricity – Unbilled	206,150	74,506
PBA & CABA government credit	2,998	6,429
Fee payable for the expansion of the transportation and others	2	5
Total current	362,367	145,024

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.24	12.31.23
Balance at beginning of the year	13,591	31,425
Increase	9,423	14,384
Decrease	(3,700)	(3,410)
Result from exposure to inflation	(7,949)	(28,808)
Balance at end of the year	11,365	13,591

The aging analysis of these trade receivables is as follows:

	12.31.24	12.31.23
Past due	140,706	70,673
Up to 3 months	221,661	74,351
Total trade receivables	362,367	145,024

At the Consolidated Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.24
Allowance	11,933
Variation	568

- 5% decrease in the uncollectibility rate estimate
12.31.24
Allowance	10,796
Variation	(569)

61

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	20 | Financial assets at amortized cost

	12.31.24	12.31.23

Negotiable instruments	10,199	-

Note	21 | Financial assets at fair value through profit or loss

	12.31.24	12.31.23

Negotiable instruments	114,494	1,280
Mutual funds	248,857	178,653
Total Financial assets at fair value through profit or loss	363,351	179,933

Note	22 | Cash and cash equivalents

	12.31.24	12.31.23
Cash and banks (1)	20,182	3,044
Time deposits	3,288	-
Mutual funds	448	16,833
Total cash and cash equivalents	23,918	19,877

(1)	As of December 31, 2024, includes restricted funds for $ 368.

The reconciliation of the balances of cash and cash equivalents that are disclosed in the

Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	Note	12.31.24	12.31.23
Balances as above		23,918	19,877
Bank overdrafts	29	(55,469)	-
Balances per statement of cash flows		(31,551)	19,877

62

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2022	759,226	10,178	769,404
Payment of Other reserve constitution - Share-based compensation plan	-	91	91
Balance at December 31, 2023	759,226	10,269	769,495

Payment of Other reserve constitution - Share-based compensation plan	-	60	60
Balance at December 31, 2024	759,226	10,329	769,555

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which had been authorized by the CNV.

As of December 31, 2024, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2024, the Company complies with the debt ratio established in such Program (see Note 29).

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	25 | The Company’s Share-based Compensation Plan

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 30,772,779 shares are earmarked for the implementation of the “Long-Term Incentive Plan”, approved in 2017, in favor of the staff in an employment relationship with the Company, in accordance with the provisions of section 67 of the Law on Capital Markets.

On April 16, 2024, 79,472 treasury shares were awarded to certain employees, beneficiaries of the aforementioned Plan. The fair value of the shares at the award date amounted to $ 60 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Furthermore, the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved to maintain the holding of the aforementioned treasury shares within the framework of the “Long-Term Incentive Plan” approved by the Shareholders’ Meeting of April 18, 2017 for another three years and to delegate to the Company’s Board of Directors the authority to make use of those shares, analyzing the advisability of awarding all or part of the treasury shares in the framework of the above-mentioned Plan and/or the advisability of selling off all or part of those shares. All this in accordance with the provisions of section 64 of Law No. 26,831.

63

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	26 | Trade payables

		12.31.24	12.31.23
Non-current
Customer guarantees		2,580	2,691
Customer contributions		239	788
Total non-current		2,819	3,479

Current
Payables for purchase of electricity - CAMMESA (1)		464,448	295,360
Provision for unbilled electricity purchases - CAMMESA		132,891	95,245
Suppliers		148,605	129,910
Related parties	35.c	9,601	1,359
Advance to customer		3,150	2,668
Customer contributions		39	80
Discounts to customers		39	78
Total current		758,773	524,700

(1)	As of December 31, 2024 and 2023, includes $ 53,236 and $ 49,106, respectively, relating to post-dated checks issued by the Company in favor of CAMMESA,

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Nota	31.12.24	31.12.23
Non-current
Payment plan - CAMMESA	2.c	180,993	231,477
ENRE penalties and discounts (1)		1,666	112,966
Financial Lease Liability (2)		5,010	1,636
Total Non-current		187,669	346,079

Current
Payment plan - CAMMESA	2.c	48,085	32,502
ENRE penalties and discounts (1)		60,458	23,967
Related parties	35.c	206	2,688
Advances for works to be performed		13	28
Financial Lease Liability (2)		3,877	4,706
Other		7	3
Total Current		112,646	63,894

The fair values of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.c) as of December 31, 2024 and 2023 amount to $ 131,490 and $ 130,632, respectively. Such values have been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

64

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

(1)	The development of the ENRE penalties and discounts liability is as follows:

	Note	12.31.24	12.31.23
Balance at the beginning of the year		136,933	156,194
Increases		128,165	157,992
Decreases		(14,544)	(13,159)
Recovery	2.d	(75,400)	-
Result from exposure to inflation for the year		(113,030)	(164,094)
Balance at the end of the year		62,124	136,933

(*)	As of December 31, 2024 and 2023, payable balances for $ 707 and $ 111,909 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

(2)	The development of the finance lease liability is as follows

	12.31.24	12.31.23
Balance at beginning of the year	6,342	3,378
Increase	11,191	6,679
Payments	(12,132)	(14,070)
Exchange difference	2,117	10,673
Interest	4,798	1,977
Result from exposure to inlfation	(3,429)	(2,295)
Balance at end of the year	8,887	6,342

As of December 31, 2024 and 2023, future minimum payments with respect to finance leases are those detailed below:

	12.31.24	12.31.23
2024	-	11,435
2025	6,980	3,114
2026	4,798	716
2027	3,924	-
Total future minimum lease payments	15,702	15,265

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2024 and 2023, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.24	12.31.23
2024	-	2,082
2025	3,061	2,073
2026	3,035	2,027
2027	70	-
Total future minimum lease collections	6,166	6,182

65

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	28 | Deferred revenue

	12.31.24	12.31.23
Non-current
Nonrefundable customer contributions	22,401	21,045
Investment plan - Agreement on the Regularization of Obligations (1)	85,730	8,297
Total Non-current	108,131	29,342

Current
Nonrefundable customer contributions	104	109

(1)	As of December 31, 2024 and 2023, includes $ 75,400 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019 (Note 2.d), and $ 10,125 and $ 8,297 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022 (Note 2.c).

Note	29 | Borrowings

	12.31.24	12.31.23
Non-current
Corporate notes (1)	354,945	96,566

Current
Corporate notes (1)	49,535	107,295
Interest from corporate notes	7,526	2,413
Bank overdrafts (2)	55,469	-
Financial loans (3)	-	618
Total current	112,530	110,326

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The Company’s overdrafts are as follow:

Bank	Anual rate	Currency	Bank overdraft at 12/31/2024
ICBC	39%	ARS	21,336
Provincia	37%	ARS	10,003
Macro	39%	ARS	9,950
Supervielle	40%	ARS	5,660
Credicoop	39%	ARS	5,020
Mariva	38%	ARS	3,500
Total			55,469

(3)	Relate to Import financing loans taken with ICBC bank, for 2,489,696 Chinese yuans (CNY). Annual interest rate: 15.5%

The fair values of the Company’s existing Corporate Notes as of December 31, 2024 and 2023 amount approximately to $ 449,685 and $ 206,555 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

Issuance of Class No. 3 and Class No. 4 Corporate Notes

On January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple non-convertible into shares Corporate Notes for a nominal value of up to USD 750,000,000, or its equivalent in other currencies, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

66

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Class No. 3 Corporate Notes were paid-in according to the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Consideration; and (ii) USD 61,605,117 relates to the Regular Integration Tranche. The exchange consideration for each USD 1.00 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof submitted for the integration in kind of Class No. 3 Corporate Notes is of USD 1.0425 principal amount of Class No. 3 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 (value including paid-in surplus: USD 33,028,852) have been settled.

The principal on Class No. 3 Corporate Notes will be repaid in a lump sum on November 22, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semiannually in arrears on May 22 and November 22 of each year, commencing on May 22, 2024.

With regard to Class No. 4 Corporate Notes, the principal thereon will be repaid in a lump sum on March 7, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 3%, payable quarterly in arrears on June 7, September 7, December 7, 2024 and March 7, 2025.

On March 27, 2024, the Company issued Class No. 4 Additional Corporate Notes for a nominal value of $ 20,821. The issuance was above par, with the issuance total value thus amounting to $ 21,502.

Issuance of Class No. 5 and Class No. 6 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 5 and Class No. 6 Corporate Notes, for an aggregate nominal value of USD 50,000,000, which may be extended to USD 175,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated July 26, 2024.

On August 5, 2024, the Company issued Class No. 5 and Class No. 6 Corporate Notes, for a nominal value of USD 81,920,187 and $ 17,313, respectively.

The new Class No. 5 Corporate Notes were paid-in according to the following detail: (i) USD 6,881,682 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Consideration; and (ii) USD 75,038,505 relates to the Regular Integration Tranche. The exchange consideration for each USD 1 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof submitted for the integration in kind of Class No. 5 Corporate Notes is of USD 1.035 principal amount of Class No. 5 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 6,649,091 (value including paid-in surplus: USD 6,881,682) have been settled, with the remaining balance of outstanding nominal value (USD 20,584,368) maturing on November 22, 2024.

The principal on Class No. 5 Corporate Notes will be repaid in a lump sum on August 5, 2028. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears on February 5 and August 5 of each year, commencing on February 5, 2025.

With regard to Class No. 6 Corporate Notes, the principal thereon will be repaid in a lump sum on August 5, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 7%, payable quarterly in arrears on November 5, 2024, February 5, May 5, and August 5, 2025.

67

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Issuance of Class No. 7 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 7 Corporate Notes, whose public offering is exclusively intended for (i) in the United States, “Qualified Institutional Buyers”, as defined in Rule 144A of the Securities Act of 1933 of the United States, and (ii) outside the United States, as defined in Rule 902 of the aforementioned Act, for a maximum issue amount of up to USD 150,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of both the Prospectus Supplement dated October 10, 2024 and the First Amendment to the Supplement dated October 17, 2024.

Furthermore, on October 10, 2024, the Company launched the offer to exchange the Class No. 1 Corporate Notes issued by the Company maturing on May 12, 2025 for a nominal value outstanding of USD 55,244,538 for New Class No. 7 Corporate Notes (“Class No. 7 Additional Corporate Notes”), denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2030, in the framework of the Global Program for the Issuance of Simple Corporate Notes.

On October 24, 2024, the Company issued Class No. 7 Corporate Notes for a nominal value of USD 135,000,000. The issuance was below par, with the issuance total value thus amounting to USD 131,157,900.

The offer to exchange the Class No. 1 Corporate Notes issued by the Company due May 12, 2025 for Class No. 7 Additional Corporate Notes resulted in 85.12% acceptance, equivalent to USD 47,025,871 (with the above-mentioned due date remaining in effect for 14.88%, i.e. USD 8,218,667).

Consequently, on October 25, 2024, the Company issued Class No. 7 Additional Corporate Notes for a total amount of USD 48,789,286 nominal value as total consideration for the Tender Orders and made Payment of Accrued Interest for USD 2,062,782 in cash. For each USD 100 principal amount of Existing Corporate Notes validly tendered and accepted under the Exchange Offer, each Eligible Holder received USD 103.75 principal amount of Class No. 7 Additional Corporate Notes, plus the applicable Payment of Accrued Interest.

Therefore, after the issuance of the Additional Corporate Notes related to the Exchange Offer, the total outstanding principal amount of Class 7 Corporate Notes is USD 183,789,286.

The principal on Class No. 7 Corporate Notes will be repaid in three payments to be made on October 24, 2028, October 24, 2029 and October 24, 2030, relating to 33.33%, 33.33% and 33.34% of principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2025.

As of December 31, 2024, an amount of $ 3,447 (USD 3,102,461) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that submitted their corporate notes for the integration in kind of Classes Nos. 3, 5 and 7 Corporate Notes.

Furthermore, an amount of $ 14,918 was disbursed as issuance expenses of the new Classes Nos. 3, 4, 5, 6 and 7 Corporate Notes.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3, 4, 5, 6 and 7 Corporate Notes, according to which the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2024, the values of the aforementioned ratios meet the established parameters.

On September 24, 2024, the CNV authorized the extension for a term of five years of the Company’s Corporate Notes Program for up to USD 750,000,000 Resolution No. 20,503, whose original maturity was October 23, 2024.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Furthermore, on October 31, 2024, Moody’s Local Argentina upgraded the Company’s long-term local and foreign-currency issuer rating to A.ar from BBB+.ar., with the outlook remaining stable.

Moreover, on February 6, 2025, S&P Ratings upgraded the Company’s long-term local and foreign-currency issuer rating to CCC from CCC+, with stable outlook.

In 2024 and in the first months of 2025, credit rating agencies S&P Ratings, Moody’s Local Argentina and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes. This implies an improvement in those agencies’ assessment of edenor’s capacity to meet its financial commitments.

Finally, on March 7, 2025, the Company fully canceled its Class No. 4 Corporate Notes.

Corporate Note programs

The Company has a Corporate Notes program in place, the relevant information of which is detailed below:

Debt issued in United States dollars and in Argentine pesos

The Company’s Corporate Note debt structure as of December 31, 2024 and 2023, is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2023	Exchange	Issue	Payment	Debt structure at 12/31/2024	Debt structure at 12/31/2023	Debt structure at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	108,565	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	25,583
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	97,709	8,572
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	17,189
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	98,197
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	82,200
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	180,265
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	206,274	412,006

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment	Debt structure at 12/31/2023	Debt structure at 12/31/2022	Debt structure at 12/31/2023
Fixed rate - Maturity 2024	2	30,000,000	-	30,945,000	-	60,945,000	34,864	108,565
Fixed rate - Maturity 2025	1	55,244,538	-	-	-	55,244,538	64,961	97,709
Total		85,244,538	-	30,945,000	-	116,189,538	99,825	206,274

(*)	Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

-	Create or permit liens on its property or assets;
-	Incur indebtedness, in certain specified cases;
-	Sell the Company’s assets related to its main business;

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
-	Carry out transactions with shareholders or related companies;
-	Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);
-	Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long-term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these Consolidated financial statements, the previously mentioned ratios have been met.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.24	12.31.23
Fixed rate
Less than 1 year	69,758	110,326
From 1 to 2 years	98,197	96,566
From 2 to 5 years	256,748	-
Total fixed rate	424,703	206,892

Floating rate
Less than 1 year	42,772	-
Total floating rate	42,772	-

The Company’s borrowings are denominated in the following currencies:

	12.31.24	12.31.23
Argentine peso	100,050	-
US dollars	367,425	206,274
Chinese yuans	-	618
Total Borrowings	467,475	206,892

The roll forward of the Company’s borrowings during the year was as follows:

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
	12.31.24	12.31.23	12.31.22
Balance at beginning of the year	206,892	99,825	135,547
Proceeds from borrowings	404,781	37,943	29,973
Payment of borrowings' interests	(30,703)	(4,044)	(6,076)
Paid from repurchase of Corporate Notes	-	-	(3,201)
Gain from repurchase of Corporate Notes	-	-	2,465
Payment of borrowings	(22,464)	(2,247)	(41,218)
Loss on debt restructuring	3,447	-	3,044
Payment of Corporate Notes issuance expenses	(18,837)	(1,603)	(3,830)
Exchange diference and interest accrued	96,977	178,533	55,044
Result from exposure to inflation	(172,618)	(101,515)	(71,923)
Balance at the end of year	467,475	206,892	99,825

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.24	12.31.23
Non-current
Seniority-based bonus	6,226	5,333

Current
Salaries payable and provisions	43,222	50,903
Social security payable	18,399	6,507
Early retirements payable	289	594
Total current	61,910	58,004

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.24	12.31.23	12.31.22
Salaries	164,110	173,661	159,817
Social security taxes	63,820	67,535	62,151
Total salaries and social security taxes	227,930	241,196	221,968

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2024 and 2023, amount to $ 377 and $ 956, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2024 and 2023, the related liabilities amount to $ 6,231 and $ 5,073, respectively.

As of December 31, 2024 and 2023, the number of employees amounts to 4,642 and 4,635, respectively.

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.24	12.31.23
Non-current	13,648	10,719
Current	1,441	1,258
Total Benefit plans	15,089	11,977

The breakdown of the benefit plan obligations as of December 31, 2024 and 2023 is as follows:

	12.31.24	12.31.23
Benefit payment obligations at beginning of year	11,977	14,207
Current service cost	1,160	618
Interest cost	12,490	4,668
Actuarial losses	(3,497)	3,152
Result from exposure to inflation for the year	(6,478)	(9,645)
Benefits paid to participating employees	(563)	(1,023)
Benefit payment obligations at end of year	15,089	11,977

As of December 31, 2024 and 2023, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.24	12.31.23	12.31.22
Cost	1,160	618	2,537
Interest	12,490	4,668	5,614
Actuarial results - Other comprehensive results	(3,497)	3,152	4,436
	10,153	8,438	12,587

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.24	12.31.23	12.31.22
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	209%	89%	48%

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

12.31.24
Discount Rate: 4%
Obligation	16,501
Variation	1,412
9%

Discount Rate: 6%
Obligation	13,888
Variation	(1,202)
(8%)

Salary Increase : 0%
Obligation	13,834
Variation	(1,255)
(8%)

Salary Increase: 2%
Obligation	16,544
Variation	1,455
10%

The expected payments of benefits are as follow:

	In 2025	In 2026	In 2027	In 2028	In 2029	Between 2030 to 2034
At December 31, 2024
Benefit payment obligations	1,441	247	261	254	58	260

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2024.

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.24	12.31.23	12.31.22
Deferred tax	76,640	(204,403)	(27,377)
Difference between provision and tax return	2,210	(930)	1,242
Income tax expense	78,850	(205,333)	(26,135)

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.23	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.24
Deferred tax assets
Tax loss carryforward (1)	57,664	(31,184)	(11,781)	-		14,699
Trade receivables and other receivables	5,301	(2,867)	2,177	-		4,611
Salaries and social security taxes payable	4,329	(2,341)	5,446	(25)	(*)	7,409
Tax liabilities	227	(123)	89	-		193
Provisions	9,777	(5,287)	5,902	-		10,392
Deferred tax asset	77,298	(41,802)	1,833	(25)		37,304

Deferred tax liabilities:
Property, plant and equipment	(615,419)	332,810	(344,659)	-		(627,268)
Trade payables and other payables	15,215	(8,228)	(22,764)	-		(15,777)
Benefit plans	1,541	(833)	-	(1,224)		(516)
Financial assets at fair value through profit or loss	(37,547)	20,305	(16,354)	-		(33,596)
Borrowings	(28)	15	(5,272)	-		(5,285)
Tax inflation adjustment	(206,451)	111,646	52,153	-		(42,652)
Deferred tax liability	(842,689)	455,715	(336,896)	(1,224)		(725,094)

Net deferred tax liability	(765,391)	413,913	(335,063)	(1,249)		(687,790)

	12.31.22	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.23
Deferred tax assets
Tax loss carryforward (1)	112,172	(76,152)	21,644	-		57,664
Trade receivables and other receivables	9,743	(6,613)	2,171	-		5,301
Trade payables and other payables	11,589	(7,868)	11,494	-		15,215
Salaries and social security taxes payable	5,303	(3,600)	2,648	(22)	(*)	4,329
Benefit plans	1,370	(930)	(2)	1,103		1,541
Tax liabilities	292	(198)	133	-		227
Provisions	15,359	(10,427)	4,845	-		9,777
Deferred tax asset	155,828	(105,788)	42,933	1,081		94,054

Deferred tax liabilities:
Property, plant and equipment	(586,982)	317,432	(345,869)	-		(615,419)
Financial assets at fair value through profit or loss	(11,903)	8,081	(33,725)	-		(37,547)
Borrowings	(1,341)	910	403	-		(28)
Tax inflation adjustment	(116,741)	79,253	(168,963)	-		(206,451)
Deferred tax liability	(716,967)	405,676	(548,154)	-		(859,445)

Net deferred tax liability	(561,139)	299,888	(505,221)	1,081		(765,391)

(*)	Note 24 – The Company’s Share-based compensation plan.
(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

Tax loss - Year of origin	Current value	Year of prescription
2023	41,997	2028
	41,997

74

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

As of December 31, 2024 and 2023, the accumulated tax losses do not exceed their recoverable value.

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Other vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit before taxes, is as follows:

	12.31.24	12.31.23	12.31.22
Income (loss) for the year before taxes	193,278	396,720	(17,879)
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(67,647)	(138,852)	6,258

Gain (loss) on net monetary position	317,133	215,432	115,221
Adjustment effect on tax inflation	(172,748)	(280,902)	(148,709)
Non-taxable income	(98)	(81)	(146)
Difference between provision and tax return	2,210	(930)	1,241
Income tax expense	78,850	(205,333)	(26,135)

Note	33 | Tax liabilities

	12.31.24	12.31.23
Non-current
Current
Provincial, municipal and federal contributions and taxes	10,518	3,871
VAT payable	9,819	-
Tax withholdings	10,291	4,170
SUSS withholdings	519	325
Municipal taxes	3,138	1,735
Total current	34,285	10,101
Note	34 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.24	12.31.23
At 12.31.23	21,474	37,658
Increases	13,690	14,736
Result from exposure to inflation for the year	(13,662)	(30,920)
At 12.31.24	21,502	21,474

Included in current liabilities

	For contingencies
	12.31.24	12.31.23
At 12.31.23	6,248	10,178
Increases	10,049	6,428
Decreases	(4,056)	(1,888)
Result from exposure to inflation for the year	(4,148)	(8,470)
At 12.31.24	8,093	6,248

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

75

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
a.	Expenses

Company	Concept	12.31.24	12.31.23	12.31.22

EDELCOS	Technical advisory services on financial matters	(40,490)	(32,392)	(28,834)
SACME	Operation and oversight of the electric power transmission system	(1,650)	(1,378)	(1,601)
Andina PLC	Financial interest	(205)	(499)	(183)
Quantum Finanzas S.A.	Legal fees	(3,541)	-	-
Estudio Cuneo Libarona Abogados	Legal fees	-	(15)	(35)
Grieco Maria Teresa	Legal fees	(2)	-	-
		(45,888)	(34,284)	(30,653)

b.	Key Management personnel’s remuneration

	12.31.24	12.31.23	12.31.22

Salaries	13,901	12,726	6,198

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.24	12.31.23
Other receivables - Non current
CTG	-	-
SACME	124	6

Trade payables

EDELCOS	(9,601)	(1,359)

Other payables
Andina PLC	-	(2,459)
SACME	(206)	(229)
	(206)	(2,688)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these Consolidated financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout the fiscal year 2024 are detailed below:

SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and Greater Buenos Aires and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

76

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The operating costs borne by the Company in fiscal year 2024 amounted to $ 1,650.

Agreement with EDELCOS

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2024, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 40,490 relating to the services rendered in fiscal year 2024.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-	2396 Amancio Alcorta Av. – CABA
-	601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, PBA
-	2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, PBA

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2023.
-	To allocate the $ 48,371 profit for the year ended December 31, 2023 corresponding to the financial statements issued on March 8, 2024 (which at the purchasing power of the currency at December 31, 2024 amounts to $ 105,335) to the absorption of the accumulated deficit of the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.
-	To extend for a period of five years the term of the Simple Corporate Notes Program for up to USD 750,000,000 and to delegate powers to the Board of Directors.
-	To extend the term for the holding of the Company’s treasury shares.
-	To amend section 4 of the Bylaws, subject to its approval by the ENRE.

77

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On May 9, 2024, by means of Resolution No. 271/2024, the ENRE approved the amendment to the bylaws resolved by the shareholders’ meeting, which was assented to by the CNV by means of General Resolution No. 22,743/2024 dated June 18, 2024 and registered with the IGJ on July 24, 2024.

Note	38 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2024:

-	Public Hearing – ENRE Resolution No. 6/2025, Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 26/2025 and ENRE Resolution No. 119/2025, Note 2.b.
-	Issuer risk rating upgrade, Note 29.
-	Unconstitutionality of Resolutions SIyC No. 267/2024 and ENRE No. 708/2024, Note 2.f.
-	Update of judicial cases, Note 8.
-	Payment of Class No. 4 Corporate Notes, Note 29.

DANIEL MARX
Chairman

78

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(edenor)

6363 Av. Del Libertador Ave., City of Buenos Aires

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

(Unaudited)

(Stated in millions of Argentine Pesos)

As mentioned in Note 1 to the Consolidated Financial Statements as of December 31, 2024, the information related to edenor's Condensed Interim Financial Statements as of September 30, June 30, and March 31, 2024, has been retroactively restated. These include the following corrections:

Condensed Interim Statement of Financial Position (abstract)

	09.30.24 As previously reported	RECPAM (Inflationary effect)	09.30.24	Error correction	09.30.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	887,435	71,242	958,677	(311,424)	647,253
Total non-current liabilities	1,411,682	113,328	1,525,010	(311,424)	1,213,586
TOTAL LIABILITIES	2,385,786	191,528	2,577,314	(311,424)	2,265,890

EQUITY
Accumulated losses	(38,027)	(3,053)	(41,080)	311,424	270,344
TOTAL EQUITY	1,119,525	89,874	1,209,399	311,424	1,520,823

	06.30.24 As previously reported	RECPAM (Inflationary effect)	06.30.24	Error correction	06.30.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	774,862	163,750	938,612	(310,158)	628,454
Total non-current liabilities	1,277,145	269,896	1,547,041	(310,158)	1,236,883
TOTAL LIABILITIES	2,090,559	441,793	2,532,352	(310,158)	2,222,194

EQUITY
Accumulated losses	(136,016)	(28,744)	(164,760)	310,158	145,398
TOTAL EQUITY	896,498	189,455	1,085,953	310,158	1,396,111

	03.31.24 As previously reported	RECPAM (Inflationary effect)	03.31.24	Error correction	03.31.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	660,176	287,990	948,166	(308,555)	639,611
Total non-current liabilities	1,110,878	484,601	1,595,479	(308,555)	1,286,924
TOTAL LIABILITIES	1,748,356	762,690	2,511,046	(308,555)	2,202,491

EQUITY
Accumulated losses	(154,584)	(67,435)	(222,019)	308,555	86,536
TOTAL EQUITY	716,201	312,430	1,028,631	308,555	1,337,186

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2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Condensed Interim Statement of Comprehensive Income (abstract)

	09.30.24 As previously reported	RECPAM (Inflationary effect)	09.30.24	Error correction	09.30.24 Restated

Income before taxes	157,702	12,660	170,362	-	170,362

Income tax	77,367	6,211	83,578	34,392	117,970
Income of the period	235,069	18,871	253,940	34,392	288,332

Basic and diluted income per share:
Income per share (argentine pesos per share)	268.65	21.57	290.22	39.31	329.52

	06.30.24 As previously reported	RECPAM (Inflationary effect)	06.30.24	Error correction	06.30.24 Restated

Income before taxes	21,856	4,619	26,475	-	26,475

Income tax	85,724	18,116	103,840	33,126	136,966
Income of the period	107,580	22,735	130,315	33,126	163,441

Basic and diluted income per share:
Income per share (argentine pesos per share)	122.95	25.98	148.93	37.86	186.79

	03.31.24 As previously reported	RECPAM (Inflationary effect)	03.31.24	Error correction	03.31.24 Restated

Loss before taxes	(14,760)	(6,439)	(21,199)	-	(21,199)

Income tax	65,627	28,629	94,256	31,523	125,779
Income of the period	50,867	22,190	73,057	31,523	104,580

Basic and diluted income per share:
Income per share (argentine pesos per share)	58.13	25.36	83.49	36.03	119.52

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the deferred tax calculation of property, plant and equipment.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing in Exhibit 99.2. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2023 and 2022 financial statements to correct an error.

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Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2024, the Company’s property, plant and equipment balance was $ 3,002,617 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, related to growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

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Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Raúl Leonardo Viglione (Partner)

Autonomous City of Buenos Aires, Argentina

March 11, 2025

We have served as the Company’s auditor since 2006.

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